G7 Capital City Police Take Delivery of KWESST T-SAS Systems(TM) and Enter into Agreement to Trial KWESST Lightning(TM)

Ottawa, Ontario--(Newsfile Corp. - August 7, 2024) - KWESST Micro Systems Inc. (NASDAQ: KWE) (TSXV: KWE) (TSXV: KWE.WT.U) ("KWESST" or the "Company") today announced that a G7 capital city police service (the "Agency") has taken delivery of three T-SAS™ systems (previously announced as "Overwatch Commander" when the order was taken in 2023) and in conjunction has entered into an agreement (at the close of business on August 6) with the Company for a limited time free trial of

KWESST Lightning™.

T-SAS™ stands for "TAK-enabled Sniper and Surveillance System" and is KWESST's proprietary software application that streams secure-encrypted networked video from police observation scopes, sniper scopes, drones and other sources. KWESST Lightning™ is a software app that provides the cloud-based backbone over which T-SAS and all other mission data can be securely shared in real-time with responders and commanders during an incident using their existing smart devices.

Both T-SAS™ and KWESST Lightning™ incorporate "TAK" ("Team Awareness Kit") as their foundation. TAK is an information sharing system developed by the U.S. government and in use by the U.S. military and Homeland Security agencies. KWESST specializes in military-grade applications of TAK under defense contracts and is productizing this know-how into an app for law enforcement and disaster relief agencies. Once fully commercialized, KWESST plans to offer Lightning™ as an app for smart devices under a SaaS model on a subscription basis, with no hardware or software to purchase.

The trial has been initially rolled out to a team within the Tactical unit of the Agency to stress-test the equipment and services provide valuable user feedback that will shape the full commercial version once released. As part of the trial, KWESST will provide training and support to obtain maximum user engagement.

During the three-month trial period, the Agency will have access to the full capability of command, communication, and critical-incident management through the KWESST Lighting™ interface on all Android-based devices and leverage peer-to-peer and cloud-based secure networked tactical video streams across KWESST's secure SaaS cloud service.

Among other user benefits, KWESST Lightning™ allows separate agencies to establish a joint common-operating picture in response to an emergency or critical incident such as the 2014 War Memorial Shooting in Ottawa, Canada and the more recent Trucker Convoy protest of 2022, striving to improve coordination and communication for public safety and officer safety.

KWESST President and CEO, Sean Homuth said, "This trial serves as a timely demonstration of a unique, new and powerful capability available for front-line officers and incident commanders to manage critical incidents and ensure officer safety through real-time situational awareness. It leverages an intuitive interface on existing end-user devices while also providing the most secure, reliable, and seamless backbone for the adoption of networked tactical video from sensors such as those delivered by KWESST T-SAS."

Mr. Homuth concluded, "This trial will provide real-world feedback prior to full commercial release of the patent-pending KWESST Lightning™ system to other North American agencies. Over time, we look forward to offering all levels of law enforcement this military grade version of shared, real-time digital awareness through a simple downloadable app under their total control."

The Company added that, as previously announced May 17, 2024, it has been invited to be a presenting speaker at the Canadian Association of Chiefs of Police conference on situational awareness and interoperability, February, 2025 in Toronto, where it will be featuring the KWESST Lightning™ system.

About KWESST

KWESST (NASDAQ: KWE) (NASDAQ: KWESW) (TSXV: KWE) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPS™ with application across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/.

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "foresees", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts (including subscriptions for KWESST Lightning on a paid basis), statements of work and orders for its products in 2024 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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